UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FIRST MERCURY FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320841 10 9

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]Rule 13d-1(b)
[	]Rule 13d-1(c)
[ X ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 320841 10 9  Schedule 13G

1.	NAME OF REPORTING PERSON IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY) Jerome Shaw
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER 3,843,801
6.	SHARED VOTING POWER None
7.	SOLE DISPOSITIVE POWER 3,843,801
8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,843,801
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.2% based on 17,306,780 shares of Common Stock outstanding as of November 14, 2006.
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 320841 10 9	Schedule 13G

Item 1.

(a)	Name of Issuer:

First Mercury Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices:

29621 Northwestern Highway, Southfield, Michigan 48034

Item 2.
(a)	Name of person filing:

Jerome Shaw

(b)	Address of principal business office or, if none, residence:

29621 Northwestern Highway, Southfield, Michigan 48034

(c)	Citizenship:	U.S.A.

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	320841 10 9

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

See cover page. Shares consist of (i) 2,610,954 shares of the common stock held by The Jerome Shaw 2005 Intangibles Trust, which is controlled by Mr. Shaw, (ii) options to purchase 187,960 shares of common stock which are exercisable within 60 days of December 31, 2006 and (iii) 1,044,887 shares of common stock held by 4SFW, L.L.C., with respect to which Mr. Shaw may be deemed to be the beneficial owner of these shares by virtue of his owning a majority of the membership interests in 4SFW, L.L.C. Mr. Shaw disclaims any beneficial ownership in these shares, except to the extent of his pecuniary interest therein.

Items 5 - 10.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2007.

/s/ Jerome Shaw

Jerome Shaw